                                                     Filed by Allen Telecom Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                             Subject Company: Allen Telecom Inc.
                                                     Commission File No. 1-06016

         This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

         The following press release was issued on Thursday, April 24, 2003 announcing Allen Telecom Inc.'s financial results for the first quarter ended March 31, 2003.




ALLEN TELECOM INC. 25101 Chagrin Boulevard, Cleveland, Ohio 44122-5687 / 216-765-5800 o FAX: 216-765-0410


[ALLEN TELECOM LOGO]

NEWS RELEASE
                                                           FOR IMMEDIATE RELEASE


                          ALLEN TELECOM'S FIRST QUARTER
                      EARNINGS RESULTS EXCEED EXPECTATIONS

BEACHWOOD, OHIO, April 24, 2003 - Allen Telecom Inc. (NYSE: ALN) today reported its financial results for the first quarter ended March 31, 2003. Sales for the first quarter of 2003 were $110.9 million, an increase of 23.4% compared to $89.9 million in the first quarter of 2002.

Diluted earnings per common share in the first quarter of 2003 were $.26, up significantly as compared to a reported loss of $0.02 per common share in the first quarter of 2002. Earnings were impacted in the first quarter of 2003 by $1.3 million of pre-tax costs from restructuring actions and costs related to the pending acquisition of the Company by Andrew Corporation. The Company also reported a one-time tax benefit of $2.0 million, which reduced its effective tax rate for the first quarter of 2003 to 17% from the expected rate of 35% for the remainder of 2003.

Allen Telecom's total order backlog increased 13.5% from $140.4 million at December 31, 2002 to $159.3 million at March 31, 2003 and includes increases in almost all product lines, most notably in Base Station Subsystems and Components. The increase in backlog as of March 31, 2003 in the Company's geolocation business to $94.2 million is an increase of 8.2% from the quarter ended December 31, 2002.

Robert G. Paul, President and Chief Executive Officer of Allen Telecom Inc., stated, "We are very pleased to be one of the few participants in our industry to report substantial growth in both revenues and profits in a most difficult time. The telecommunications industry continues to deal with declines in worldwide capital expenditures by carriers and original equipment manufacturers
(OEMs), delays in the build-out of third generation (3G) networks, primarily in Europe, and the underlying economic uncertainty throughout the world. While the number of mobile wireless subscribers and the minutes of use continue to increase, the decline in capital expenditures by carriers is leading to increased congestion and quality issues in the existing networks. Therefore, while we cannot predict the ultimate timing of a turnaround in the telecommunications industry, we believe there continues to be a strong demand for wireless communications services and equipment and that the networks will need to be expanded and improved in the future.

"We were very pleased by our gross margin improvement in the first quarter. Although pricing pressures continue, we benefited from a favorable product mix toward our more profitable products and the hard work at our divisions to reduce production and material costs. As compared to the fourth quarter of 2002, gross margins improved in all of our product lines.

"Our balance sheet and working capital position continued to improve in the first quarter of 2003. We generated over $30 million in cash in the first quarter. For the first time in nine years we are in a positive net cash position as our $78 million cash balance exceeds our total debt. This is a dramatic difference from just one and one half years ago when we had a net debt position of over $150 million.

"We are delighted with the continued progress of our Geolocation Products line in the first quarter of 2003. Our Geometrix equipment can accurately determine the location of a wireless 911 caller and then forward the information to public safety agencies. According to the Cellular Telephone Industry Association, over 155,000 emergency 911 calls are made from mobile phones on a daily basis. Few public safety agencies have the systems and the equipment necessary to locate a mobile phone user dialing 911 if the person placing the call doesn't know or can't give his or her location.

"Our Geometrix network-based location systems and equipment expanded their overall market leadership position among small, medium and large carriers. Sales of this product line increased 249% in the first quarter of 2003 to $43.6 million from $12.5 million in the first quarter of 2002 and exceeded our record fourth quarter 2002 shipments. So far in the month of April, we have received additional orders of $15.7 million for geolocation equipment for shipment in the third and fourth quarters of 2003. We have received orders from 10 customers and have installed geolocation systems in 131 markets in 29 states.

"Our research and development expenditures increased in the first quarter which was in line with several new product and process initiatives at our Forem and Mikom divisions, including a digital repeater, a more integrated product portfolio and next generation product concepts.

"Looking forward to the next quarter, we expect second quarter sales to be between $113 and $120 million. Our expectations are based on the continuing strength in our Geolocation Products line and improvement in most all other product lines resulting from an improved outlook at some of our OEM customers and to seasonal improvement with many of our products. Earnings per common share in the second quarter are expected to be between $.20 and $.30 per common share.

"Allen Telecom and Andrew Corporation signed a definitive agreement on February 18, 2003 for Andrew to acquire Allen Telecom. The combination of these two companies, given their complementary product lines, would create a single company capable of providing global wireless infrastructure customers with an extensive product line, strategically located manufacturing plants and a sales base capable of servicing carriers and original equipment manufacturers throughout the world."

Allen Telecom Inc. (http://www.allentele.com) is a leading supplier of wireless equipment to the global telecommunications infrastructure market. FOREM supplies sophisticated filters, duplexers, combiners, amplifiers and microwave radios to an array of OEM customers. MIKOM focuses on providing indoor and outdoor repeaters, in-building multi-band optical repeater systems and other products that enhance both the coverage and the capacity of a wireless system. Tekmar Sistemi provides integrated low power fiber optic and cable distributed antenna systems for indoor coverage systems. Decibel Products and Antenna Specialists manufacture land based and mobile antennas in frequency bands that cover all of the traditional wireless networks and third generation (3G) air interfaces. Grayson Wireless supplies network-based wireless caller geolocation systems for E911 and value added services, as well as measurement and signal processing systems for testing the performance of a wireless network. Comsearch offers program management, network planning, engineering, development and installation of wireless networks worldwide.

Statements included in this press release, which are not historical in nature, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements regarding the Company's future performance and financial results are subject to a number of risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. Factors that could cause the Company's actual results to materially differ from forward-looking statements made by the Company, include, among others, the cost, success and timetable for new product development, including, products for 3G, E911 and power amplification; the cost and outcome of pending litigation, including, for example, a lawsuit filed by a competitor in the E911 geolocation business claiming infringement by the Company of intellectual property rights; the health and economic stability of the world and national markets; the cost and availability of capital and financing to the Company and its customers; loss or bankruptcy of one or more of the Company's customers, which could adversely affect the Company's ability to collect its accounts receivable; the uncertain timing and level of purchases of both current products and those under development for current and prospective customers of the Company's products and services; the effective realization of inventory and other working capital assets to cash; the impact of competitive products and pricing in the Company's markets; the impact of changes in the market value of pension fund assets held by the Company's defined benefit pension plans; the ability of the Company to generate future profits or to implement other tax planning strategies needed to utilize the Company's tax loss carry forwards; the changes in business conditions and/or changes in assumptions, which could result in goodwill impairment charges; the impact of U.S. and foreign government legislative/regulatory actions, including, for example, the scope and timing of E911 geolocation requirements in the U.S. markets and spectrum availability and licensing for new wireless applications; the impact of future business conditions on the Company's ability to meet terms and conditions of the Company's borrowing agreements; the cost, timing and availability of personnel, facilities, materials and vendors required for the Company's current and future products; whether and when backlog will be converted to customer sales; and the impact, if any, on current or future sales, earnings or financial condition of the Company resulting from the previously announced agreement under which Andrew Corporation will acquire Allen Telecom. Allen Telecom Inc.'s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q may contain additional details concerning these factors.

For further information contact: Dianne B. McCormick
                                 Director, Investor Relations
                                 (216) 765-5855 (phone)
                                 (216) 765-0375 (fax)
                                 Dianne_McCormick@allentele.com

                               ALLEN TELECOM INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                  (Amounts in Thousands, Except Per Share Data)



                                                           Three Months Ended
                                                               March 31,
                                                           2003          2002
                                                        ---------     ---------
                                                              (Unaudited)

SALES                                                   $ 110,934     $  89,869

Cost of sales (Note 1)                                    (72,997)      (68,702)
                                                        ---------     ---------
Gross profit                                               37,937        21,167

Operating expenses:
  Selling, general and administrative
    expenses (Note 1)                                     (17,079)      (13,154)

  Research and development costs (Note 1)                  (8,000)       (6,609)
                                                        ---------     ---------
Operating income                                           12,858         1,404

Net interest expense                                       (1,169)       (2,366)
                                                        ---------     ---------
Income (loss) before taxes and minority interest           11,689          (962)

(Provision) benefit for income taxes (Note 2)              (2,042)          340
                                                        ---------     ---------
Income (loss) before minority interest                      9,647          (622)

Minority interest                                             (27)          (20)
                                                        ---------     ---------
Net income (loss)                                           9,620          (642)

Dividends on preferred stock                                 (968)         --
                                                        ---------     ---------
Income (loss) applicable to common shareholders         $   8,652     $    (642)
                                                        =========     =========

INCOME (LOSS) PER COMMON SHARE:
  Net income (loss):
    Basic                                               $     .28     $    (.02)
                                                        =========     =========
    Diluted                                             $     .26     $    (.02)
                                                        =========     =========

  Weighted average common shares:
    Basic                                                  30,570        30,300
    Diluted                                                37,470        30,300

                               ALLEN TELECOM INC.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                             (Amounts in Thousands)


                                                     March 31,    December 31,
                                                       2003          2002
                                                     --------      --------
                                                          (Unaudited)
ASSETS
Cash and equivalents                                 $ 78,751      $ 48,420
Receivables                                           100,661       105,463
Inventories                                           107,506       100,474
Other current assets                                   13,074        28,569
                                                     --------      --------
     Total current assets                             299,992       282,926

Fixed assets                                           38,236        38,214
Goodwill                                              139,136       139,126
Other assets                                           65,423        69,772
                                                     --------      --------
     TOTAL ASSETS                                    $542,787      $530,038
                                                     ========      ========

LIABILITIES
Notes payable and current maturities of
   long-term obligations                             $ 12,938      $ 13,277
Accounts payable                                       47,238        54,003
Accrued expenses                                       46,634        36,192
Income taxes                                            9,592        14,600
                                                     --------      --------
     Total current liabilities                        116,402       118,072

Long-term debt                                         64,300        64,084
Other liabilities                                      24,080        23,628
                                                     --------      --------
     TOTAL LIABILITIES                                204,782       205,784

REDEEMABLE CONVERTIBLE PREFERRED STOCK                 50,000        50,000

STOCKHOLDERS' EQUITY                                  288,005       274,254
                                                     --------      --------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $542,787      $530,038
                                                     ========      ========

     Note 1: In the first quarter 2003, the Company incurred $840 thousand of restructuring charges ($.02 per basic and diluted common share after related tax effect) in connection with headcount reductions at its Base Station Subsystems and Components product line in North America, as well as its Repeater and in-building Coverage product line in Europe. Of these restructuring charges, $20 thousand were included in Cost of sales, $205 thousand in Selling, general and administrative expenses and $615 thousand in Research and development costs. In addition, the Company incurred $500 thousand, included in Selling, general and administrative expenses ($.01 per basic and diluted common share after related tax effect), relating to transaction costs in connection with the previously announced planned merger with Andrew Corporation.

     Note 2: The Company recorded a one-time net tax benefit of approximately $2.0 million (or $.06 and $.05, per basic and diluted common share, respectively) in the first quarter of 2003 resulting primarily from favorable European tax legislation. This net tax benefit reduced the effective tax rate for the first quarter 2003 to 17.5% from an expected ongoing rate of 35% for the full year 2003.


     Note 3: Segment information for the Company is as follows (amounts in thousands):

                                                          Three Months Ended
                                                               March 31,
--------------------------------------------------------------------------------
                                                         2003            2002
--------------------------------------------------------------------------------
Sales to external customers:
  Wireless communications equipment:
    Geolocation products                               $  43,618      $  12,490
    Base station subsystems and components                32,890         33,707
    Repeater and in-building coverage products            16,419         22,470
    Base station and mobile antennas                      14,244         16,626
                                                      --------------------------
      Total wireless communications equipment            107,171         85,293
  Wireless engineering and consulting services             3,763          4,576
--------------------------------------------------------------------------------
    Total sales                                        $ 110,934      $  89,869
--------------------------------------------------------------------------------
Results of operations:
  Wireless communications equipment                    $  14,995      $   3,289
  Wireless engineering and consulting services              (461)           (17)
                                                      --------------------------
                                                          14,534          3,272
  General corporate expenses                              (1,676)        (1,868)
--------------------------------------------------------------------------------
    Operating income                                   $  12,858      $   1,404
--------------------------------------------------------------------------------

Additional Information and Where to Find It
-------------------------------------------

         On March 31, 2003, Andrew filed a registration statement on Form S-4 with the SEC in connection with the transaction containing a preliminary joint proxy statement/prospectus regarding the transaction. Investors and security holders of Andrew and Allen are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on March 31, 2003, the definitive joint proxy statement/prospectus (when it becomes available) and any other relevant materials filed by Andrew or Allen with the SEC because they contain, or will contain, important information about Andrew, Allen and the transaction. The definitive joint proxy statement/prospectus will be sent to security holders of Andrew and Allen seeking approval of the proposed transaction. Investors and security holders may obtain a free copy of the preliminary joint proxy statement/prospectus filed with the SEC on March 31, 2003 and the definitive joint proxy statement/prospectus (when it is available) as well as other documents filed by Andrew and Allen with the SEC at the SEC's web site at www.sec.gov. A free copy of the preliminary joint proxy statement/prospectus and such other documents may also be obtained from Andrew or Allen. Andrew and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Andrew's officers and directors in the transaction is included in the preliminary joint proxy statement/prospectus filed with the SEC on March 31, 2003 and will be included in the definitive joint proxy statement/prospectus when it becomes available. Allen and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Allen's officers and directors in the transaction is included in the preliminary joint proxy statement/prospectus filed with the SEC on March 31, 2003 and will be included in the definitive joint proxy statement/prospectus when it becomes available.